VF 3-10-04

04003572

80 3-22-04

[redacted]D STATES
[redacted]CHANGE COMMISSION
[redacted]on, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 01 2004 WASH

SEC FILE NUMBER
8-24512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Young, Stovall and Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9627 South Dixie Highway
(No. and Street)

Miami (City) | Florida (State) | 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roark A. Young | (305) 666-2511 (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

4901 Northwest 17th Way, Suite 306, Fort Lauderdale, Florida 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Young, Stovall and Company, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Young, Stovall and Company as of December 31, 2003, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Young, Stovall and Company

Roark Young

Roark A. Young, President

Sworn to and subscribed before me this
19 day of February, 2004.

(Signature of Notary Public)

NOTARY PUBLIC STATE OF FLORIDA
LISETTE C. HERNANDEZ
MY COMMISSION # DD 217091
EXPIRES: May 28, 2007
1-800-3-NOTARY FL Notary Discount Assoc. Co.

Personally known: X

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Stockholders' Equity.
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital.
___	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
___	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	And Oath or Affirmation.
___	(m)	A copy of SIPC Supplemental Report.
x	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

YOUNG, STOVALL AND COMPANY

Miami, Florida

Audited Financial Statements

December 31, 2003 and For the Year Then Ended

(Together with Independent Auditors' Report)

HACKER, JOHNSON & SMITH PA

Certified Public Accountants

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Young, Stovall and Company
Miami, Florida:

We have audited the accompanying statement of financial condition of Young, Stovall and Company (the "Company") at December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
January 23, 2004

YOUNG, STOVALL AND COMPANY

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 82,490
Receivable from clearing organization	896,467
Securities owned	253,945
Premises and equipment	53,375
Other assets and prepaid expenses	54,573
Total	$ 1,340,850
Liabilities and Stockholders' Equity	
Liabilities:	
Commissions payable	69,417
Payable to clearing broker	175,509
Accrued expenses and other liabilities	128,602
Total liabilities	373,528
Commitments and contingencies (Notes 4 and 8)	
Stockholders' equity:	
Common stock, $1.00 par value (authorized 1,000 shares; 625 issued and outstanding)	625
Additional paid-in capital	74,375
Retained earnings	892,322
Total stockholders' equity	967,322
Total	$ 1,340,850

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Income

Year Ended December 31, 2003

Revenues:	
Commissions	$ 3,346,145
Interest	19,327
Participation in interest earned on customer accounts	350,445
Other	57,937
Total revenues	3,773,854
Expenses:	
Commissions	814,419
Compensation and employee benefits	831,620
Clearing fees and floor brokerage	207,689
Rent	185,662
Depreciation	15,966
Legal and professional fees	114,593
Dues and subscriptions	175,271
Service contracts	170,612
Insurance	103,794
Other	288,803
Total expenses	2,908,429
Net income	$ 865,425

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2002	$ 625	74,375	641,231	716,231
Net income	-	-	865,425	865,425
Dividends paid	-	-	(614,334)	(614,334)
Balance at December 31, 2003	$ 625	74,375	892,322	967,322

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 865,425
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,966
Increase in other assets and prepaid expenses	(10,667)
Increase in receivable from clearing organization	(206,058)
Decrease in securities owned	12,578
Increase in payable to clearing broker	60,442
Decrease in commissions payable	(7,891)
Decrease in accrued expenses and other liabilities	(50,893)
Net cash provided by operating activities	678,902
Cash flows from investing activity-	
Purchases of premises and equipment	(6,308)
Cash flows from financing activity-	
Dividends paid	(614,334)
Net increase in cash	58,260
Cash at beginning of year	24,230
Cash at end of year	$ 82,490
Supplementary cash flow information-	
Cash paid for interest during the year	$ 1,498

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Notes to Financial Statements

December 31, 2003 and the Year Then Ended

(1) Summary of Significant Accounting Policies

Young, Stovall and Company (the "Company") is a securities broker/dealer headquartered in Miami, Florida with branch offices in Aventura, Florida and Memphis, Tennessee. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Income and expenses related to security transactions are recorded on a settlement date basis, which does not vary materially from a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected currently in securities trading income.

Depreciation and Amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement of the term of the lease

Income Taxes. The Company has elected to be treated as an S-Corporation. For federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore no provision for income taxes has been reflected in these financial statements.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(continued)

(3) Securities Owned

Marketable securities owned consist of trading and investment securities as follows:

U.S. Government Agency notes, at quoted market value	$ 172,945
Corporate equities - readily marketable, at quoted market value	56,700
Corporate equities - not readily marketable, at estimated fair value determined by management	24,300
	$ 253,945

(4) Premises and Equipment

A summary of premises and equipment at December 31, 2003 is as follows:

Furniture and equipment	$ 144,341
Leasehold improvements	40,571
Computers	33,677
Total, at cost	218,589
Less accumulated depreciation and amortization	165,214
Premises and equipment, net	$ 53,375

The Company leases its office facilities under various operating leases. The Company's Memphis and Aventura offices are leased on a month-to-month basis. The Company's Miami and Aventura Florida offices are leased from a related party. Rent expense was $185,662 during the year ended December 31, 2003 and included $168,000 paid to related parties. The Miami lease expires in 2004, and is expected to be renewed. At December 31, 2003, approximate future minimum annual rental payments under noncancelable leases are approximately $28,000 for the year ending December 31, 2004.

(5) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds the securities purchased by the Company. At December 31, 2003, $175,509 had been advanced to purchase securities. This account is collateralized by securities with a carrying value of $253,945 and pays interest at a floating rate.

(6) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan, which is available for employees who have completed one year of service and have attained age twenty-one. The Company charged $19,946 to operations relating to plan contributions for the year ended December 31, 2003.

(continued)

(7) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2003, the Company's minimum net capital requirement was $250,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $818,351 and the ratio of aggregate indebtedness to net capital was .24 to 1.

(8) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.